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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

INTRALASE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461169 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 461169 10 4

1.	Name of Reporting Person: Brentwood Associates IX, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,706,357 shares of common stock[1]

		6.	Shared Voting Power: N/A

		7.	Sole Dispositive Power: 4,706,357 shares of common stock[1]

		8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,706,357 shares of common stock[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* N/A

11.	Percent of Class Represented by Amount in Row (9): 17.7% of shares of outstanding common stock[1]

12.	Type of Reporting Person: PN

1  Brentwood Associates IX, L.P. holds directly 4,706,357 shares of common stock of the Issuer. Brentwood IX Ventures, L.L.C. is the general partner of Brentwood Associates IX, L.P.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 461169 10 4

1.	Name of Reporting Person: Brentwood IX Ventures, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,706,357 shares of common stock[2]

		6.	Shared Voting Power: N/A

		7.	Sole Dispositive Power: 4,706,357 shares of common stock[2]

		8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,706,357 shares of common stock[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* N/A

11.	Percent of Class Represented by Amount in Row (9): 17.7% of shares of outstanding common stock[2]

12.	Type of Reporting Person: 00

2  Brentwood IX Ventures, L.L.C. is the general partner of Brentwood Associates IX, L.P., which holds directly 4,706,357 common stock of the Issuer.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)	NAME OF ISSUER:

Intralase Corp.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3 Morgan, Irvine, CA 92618

ITEM 2(a)	NAME OF PERSONS FILING:

Brentwood Associates IX, L.P.
Brentwood IX Ventures, L.L.C.

The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 10, 2005 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c)	CITIZENSHIP:

Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e)	CUSIP NUMBER:

461169 10 4

ITEM 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

N/A

ITEM 4	OWNERSHIP:

(a) Amount Beneficially Owned:

Brentwood Associates IX, L.P.: 4,706,357 (see cover page)
Brentwood IX Ventures, L.L.C.: 4,706,357 (see cover page)

(b) Percent of Class:

Brentwood Associates IX, L.P.: 17.7% (see cover page)
Brentwood IX Ventures, L.L.C.: 17.7% (see cover page)

(c) Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Brentwood Associates IX, L.P.: 4,706,357 (see cover page) Brentwood IX Ventures, L.L.C.: 4,706,357 (see cover page)

(ii)	shared power to vote or direct the vote: N/A

(iii)	sole power to dispose or to direct the disposition of:

Brentwood Associates IX, L.P.: 4,706,357 (see cover page) Brentwood IX Ventures, L.L.C.: 4,706,357 (see cover page)

(iv)	shared power to dispose or to direct the disposition of: N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The general partner of Brentwood Associates IX, L.P. is Brentwood IX Ventures, L.L.C., a Delaware limited partnership, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates IX, L.P.

Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood IX Ventures, L.L.C. disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10	CERTIFICATION:

N/A

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:     February 10, 2005

BRENTWOOD ASSOCIATES IX, L.P., a Delaware limited partnership

By:	Brentwood IX Ventures, L.L.C., a Delaware limited liability company Its: General Partner

	By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member

BRENTWOOD IX VENTURES, L.L.C., a Delaware limited liability company

By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE:     February 10, 2005

BRENTWOOD ASSOCIATES IX, L.P., a Delaware limited partnership

By:	Brentwood IX Ventures, L.L.C., a Delaware limited liability company Its: General Partner

	By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member

BRENTWOOD IX VENTURES, L.L.C., a Delaware limited liability company

By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member